

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 4, 2018

Raid Chalil
Chief Executive Officer
TipMeFast, Inc.
HaShnura St 1
Zihron Ya'akow, Israel

> **Re: TipMeFast, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 15, 2018**
> **File No. 333-222880**

Dear Mr. Chalil:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2018 letter.

General

1.   Please refer to prior comment 1. Please disclose on the cover page and in the summary that you are a shell company.

Risk Factors, page 4

2.   It appears from your revised disclosure in response to prior comment 4 that Mr. Chalil resides and operates the company outside of the United States. Please add a risk factor addressing the difficulty of effecting service of process within the United States upon your sole executive officer or enforcing a judgment obtained in a United States court against such person.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

3.   We note your additional disclosure regarding the use of working capital raised from this offering in response to prior comment 9. Please revise to provide details of your specific plan regarding product rollout milestones and the anticipated time frame for beginning and completing each milestone.

Balance Sheet, page F-2

4.   We note your revised disclosure on page F-6 in response to prior comment 11 regarding total cash of $13,025 held in Trust at December 31, 2017. Since this cash is held in Trust by your attorney, designated for offering expenses and company costs, it is restricted from use in current operations. Accordingly, reclassify this cash amount from current to non-current assets as restricted cash. Refer to ASC 210-10-45-1a. Also, revise your Liquidity and Capital Resources section on page 12 to disclose the restriction and its nature. Refer to Section IV of SEC Release No. 33-8350.

5.   Please clarify the nature of the Trust in which $13,025 in cash is being held by your attorney in as far as if it is being held in a separate client trust account.

Financial Statements, pages F-3 – F-5

6.   Revise the financial statement titles to read as "Statement of Operations; "Statement of Stockholders' Equity"; and "Statement of Cash Flows".

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Elaine Dowling, Esq.